FORM 4                                             OMB APPROVAL
[] Check this box if no                               OMB Number:      3235-0287
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   1(b).


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Ockleshaw                         David               J.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   150 West First Street
--------------------------------------------------------------------------------
   (Street)

   New Richmond                       WI                 54017
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Chiquita Brands International, Inc. (CQB)

________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     March 19, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_)  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

President and Chief Operating Officer, Chiquita Processed Foods, L.L.C.,
a wholly owned subsidiary of the Issuer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                      5.                6.
                                                            4.                        Amount of         Owner-
                                    2A.                     Securities Acquired (A)   Securities        ship
                                    Deemed     3.           or Disposed of (D)        Beneficially      Form:     7.
                       2.           Execution  Transaction  (Instr. 3, 4 and 5)       Owned             Direct    Nature of
                       Transaction  Date,      Code         -----------------------   Following         (D) or    Indirect
1.                     Date         if Any     (Instr. 8)             (A)             Reported          Indirect  Beneficial
Title of Security      (Month/      (Month/    ------------            or             Transaction(s)    (I)       Ownership
(Instr. 3)             Day/Year)    Day/Year)  Code     V   Amount    (D)     Price   (Instr. 3 and 4)  (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------- --------------------------------------

Common Stock           03/19/03                F            1,350     D       $10.975 6,650 shares      D
                                                            shares(1)

----------------------------------------------------------------------------------------------------------------------------

============================================================================================================================

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are
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                                                                      (Over)
                                                             SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                           9.        10.
                                                                                                           Number    Owner-
                                                                                                           of deriv- ship
                                                                                                           ative     Form
           2.                                                                                              Secur-    of
           Conver-                            5.                                7.                         ities     Deriv-  11.
           sion                               Number of                         Title and Amount           Bene-     ative   Nature
           or                3A.              Derivative    6.                  of Underlying     8.       ficially  Secur-  of
           Exer-             Deemed  4.       Securities    Date                Securities        Price    Owned     ity:    In-
           cise     3.       Execu-  Trans-   Acquired (A)  Exercisable and     (Instr. 3 and 4)  of       Follow-   Direct  direct
           Price    Trans-   tion    action   or Disposed   Expiration Date     ----------------  Deriv-   ing       (D) or  Bene-
1.         of       action   Date,   Code     of(D)         (Month/Day/Year)            Amount    ative    Reported  In-     ficial
Title of   Deriv-   Date,    if any  (Instr.  (Instr. 3,    ----------------            or        Secur-   Transac-  direct  Owner-
Derivative ative    (Month/  (Month/ 8)       4 and 5)      Date     Expira-            Number    ity      tions(s)  (I)     ship
Security   Secur-   Day/     Day/    ------   ------------  Exer-    tion               of        (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3) ity      Year)    Year)   Code V   (A)     (D)   cisable  Date       Title   Shares    5)       4)        4)      4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

Note 1: Table I, Item 4: Pursuant to the terms of an Award Share Agreement dated February 21, 2002, Mr. Ockleshaw was granted the right to receive 8,000 shares of Common Stock, par value $.01 per share, with 50% of the shares deliverable on March 19 in each of 2003 and 2004, subject to continued employment on each date. Of the 4,000 shares which vested and became deliverable on March 19, 2003, 1,350 shares were withheld to pay required withholding taxes due in respect of the issuance of the shares.


/s/ Robert W. Olson                        March 21, 2003
-------------------------------            -----------------
**Signature of Reporting Person            Date
Robert W. Olson as Attorney-In-Fact
for David J. Ockleshaw

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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